SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 12, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia to exit the Russian market, no impact to financial outlook

STOCK EXCHANGE RELEASE	1 (2)
12 April 2022

Nokia Corporation

Stock Exchange Release

12 April 2022 at 09:00 EEST

Nokia to exit the Russian market, no impact to financial outlook

Espoo, Finland – It has been clear for Nokia since the early days of the invasion of Ukraine that continuing our presence in Russia would not be possible. Over the last weeks we have suspended deliveries, stopped new business and are moving our limited R&D activities out of Russia. We can now announce we will exit the Russian market. During this process our priority continues to be the safety and wellbeing of our employees.

For humanitarian reasons, Western governments have expressed concerns about the risk of critical telecommunication network infrastructure in Russia failing. They have also emphasized the importance of ensuring the continued flow of information and access to the internet which provides outside perspectives to the Russian people.Therefore, as we exit we will aim to provide the necessary support to maintain the networks and are applying for the relevant licenses to enable this support in compliance with current sanctions.

This is the most responsible course of action for Nokia to take as we exit the Russian market.

Regarding the financial impact of the decision, Russia accounted for less than 2% of our net sales in 2021. Considering the strong demand we see in other regions – we do not expect this decision to impact our ability to achieve our 2022 outlook provided in the Nokia financial report for Q4 and full year 2021 issued on 3 February 2022. We expect this decision to lead to a provision in Q1 of approximately €100m which will impact our reported but not comparable financials.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

www.nokia.com

STOCK EXCHANGE RELEASE	2 (2)
12 April 2022

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to (i) competitive intensity, which is expected to continue at a high level; (ii) our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; (iii) our ability to procure certain standard components and the costs thereof, such as semiconductors; (iv) disturbance in the global supply chain; (v) the scope and duration of the COVID-19 pandemic, and its economic impact; (vi) accelerating inflation; (vii) other macroeconomic, geopolitical, industry and competitive developments; (viii) the timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies and other licensees; (ix) results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; (x) timing of completions and acceptances of certain projects; (xi) our product and regional mix; (xii) war or other geopolitical conflicts and disruptions; (xiii) uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives; (xiv) our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; and (xv) our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; as well as the risk factors specified under 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors.

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of the impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the preceding risk factors above.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate